SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
1 September to 1 October 2015

DATE	DETAIL

01 October 2015	Total Voting Rights

22 September 2015	Annual Report- Group Companies with Listed Debt

08 September 2015	Notification of Directors’ Interests – NG Share Incentive Plan

02 September 2015	Notification of Directors’ Interests

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

24 September 2015: National Grid plc announces successful placing of non-dilutive convertible bonds due 2020
24 September 2015: National Grid plc announces intended issuance of non-dilutive convertible bonds due 2020
10 September 2015: National Grid publishes Newsletter Including General Business Updates